Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

November 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Justin Dobbie

Julia Griffith

Sharon Blume

Christine Torney

Re:	IGM Biosciences, Inc.

Registration Statement on Form S-3

File No. 333-249863

Acceleration Request

Requested Date: Requested Time:	Thursday, November 12, 2020 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IGM Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-249863) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jennifer Knapp at (650) 849-3041.

[Signature page follows]

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

November 10, 2020

Sincerely,
IGM BIOSCIENCES, INC.

/s/ Fred Schwarzer
Fred Schwarzer
Chief Executive Officer and President

cc:	Misbah Tahir, IGM Biosciences, Inc.

Paul Graffagnino, GCA Law Partners LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Kenneth A. Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.